UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 000-53805

INTELLIPHARMACEUTICS INTERNATIONAL INC.
(Translation of registrant’s name into English)

30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report of Foreign Private Issuer on Form 6-K and the attached exhibits shall be incorporated by reference into the Company’s effective Registration Statements on Form F-3, as amended and supplemented (Registration Statement Nos. 333-172796 and 333-178190), filed with the Securities and Exchange Commission, from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Intellipharmaceutics International Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

On November 27, 2013, Intellipharmaceutics International Inc. (the “Company”) entered into an equity distribution agreement (the “Agreement”) with Roth Capital Partners, LLC (“Roth”) under which the Company may, from time to time, offer and sell up to 5,305,484 of its common shares, without par value, having aggregate sales proceeds of up to $16,800,000 through Roth for resale. Sales of common shares through Roth, if any, will be made by means of ordinary brokers’ transactions on The NASDAQ Capital Market or otherwise at market prices prevailing at the time of sale, in block transactions, or as otherwise agreed upon by the Company and Roth. Roth will use commercially reasonable efforts to sell the common shares from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company will pay Roth a commission, or allow a discount, as the case may be, in each case equal to 2.75% of the gross sales proceeds of any common shares sold through Roth as agent under the Agreement. The Company has also agreed to reimburse Roth for certain expenses up to an aggregate of $30,000, plus up to an additional $5,000 per calendar quarter in which due diligence work is performed related to ongoing maintenance, due diligence expenses and other expenses; provided, however, that the Company will not be liable for any such reimbursable expenses in excess of $50,000 in the aggregate.

Under the terms of the Agreement, the Company also may sell common shares to Roth, as principal for its own account, at a price to be agreed upon at the time of sale.

The sale of common shares under the Agreement will be effected pursuant to a shelf registration statement on Form F-3 the Company filed with the Securities and Exchange Commission (“SEC”) that became effective on December 22, 2011 (Registration No. 333-178190) and a related prospectus supplement to be filed with the SEC. A copy of the Agreement is filed as Exhibit 99.1 to this report on Form 6-K.

A copy of the opinion of John Allport, Vice-President, Legal Affairs and Licensing, relating to the legality of the issuance and sale of the common shares is attached as Exhibit 5.1 hereto.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 99.1 hereto, which is incorporated herein by reference.

On November 27, 2013, the Company issued a press release concerning the transaction. A copy of the press release is attached hereto as Exhibit 99.2, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	INTELLIPHARMACEUTICS INTERNATIONAL INC. /s/ Shameze Rampertab
Date: November 27, 2013		Name: Title:	Shameze Rampertab Chief Financial Officer and Vice-President, Finance

Exhibit Index

Exhibit No.	Description

5.1	Opinion of John Allport as to the legality of the securities offered.

23.1	Consent included in opinion of John Allport filed as Exhibit 5.1.

99.1	Equity Distribution Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated November 27, 2013.

99.2	Press release dated November 27, 2013.